Filer: Tyco International Ltd. and C.R. Bard, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                Subject Company: C.R. Bard, Inc.
                                                      Commission File No. 1-6926


FOR IMMEDIATE RELEASE

CONTACTS:
Investor Relations                          Media Relations
R. Jackson Blackstock                       Maryanne Kane
Senior Vice President                       Chief Communications Officer
Tyco International (US) Inc.                Tyco International (US) Inc.
212-424-1344                                212-424-1358 / 508-747-0800

Investor Relations
Todd Schermerhorn
Vice President/Treasurer
C.R. Bard, Inc.
908-277-8139



                    TYCO INTERNATIONAL TO ACQUIRE C. R. BARD

  Provides New Product Platforms for International Growth Of Tyco Healthcare's
                            Medical Devices Business

    Acquisition will be Immediately Accretive to Tyco Earnings and Cash Flow


Pembroke, Bermuda & Murray Hill, New Jersey, May 30, 2001 - Tyco International Ltd. (NYSE:TYC; LSE:TYI; BSE:TYC), a diversified manufacturing and service company, and C. R. Bard, Inc. (NYSE-BCR), a leading multinational developer, manufacturer and marketer of health care products, today announced that they have entered into a definitive agreement, pursuant to which a subsidiary of Tyco will acquire C. R. Bard. The transaction is valued at approximately $3.2 billion, including the assumption of net debt, based on Tyco's May 29, 2001 closing share price on the New York Stock Exchange of $57.00. Bard shareholders will receive Tyco shares valued, just prior to the Bard shareholder vote, at $60.00 for each share of Bard, subject to an adjustment, were Tyco stock to trade below $50 during a measurement period (see attached table). Bard, which had full year 2000 revenues of $1.1 billion, is a leading medical devices manufacturer of products used for vascular, urological and oncological diagnosis and intervention, as well as surgical specialties.

L. Dennis Kozlowski, Tyco's Chairman and Chief Executive Officer commented:
"Bard provides an excellent strategic fit with Tyco Healthcare, significantly enhancing our worldwide medical devices business." Mr. Kozlowski added: "Bard's four flagship franchises offer major new growth opportunities, making us more competitive and enabling us to better serve our customers, by broadening our product offerings. Also, we will use our existing international infrastructure to expand the distribution of Bard's products overseas. Like our other acquisitions, Bard will generate long-term, sustainable revenue growth and operating efficiencies."

In joining Tyco Healthcare, Bard joins a family of distinguished world-class brands such as Kendall, US Surgical, Sherwood and Mallinckrodt. Tyco Healthcare has a track record of successfully building leadership positions in the health care industry through organic growth as well as acquisitions.

The acquisition will provide Tyco Healthcare with a robust new product pipeline, including new hernia repair, GERD treatment, prostate cancer and peripheral vascular disease products, as well as platforms for future acquisitions and distribution agreements. Mr. Kozlowski added: "Bard also offers substantial cost synergies through leveraging administrative costs as well as gaining efficiencies in manufacturing, distribution and purchasing. The transaction will be immediately accretive to Tyco's earnings and free cash flow per share. The acquisition will provide ongoing benefit to our customers and shareholders."

William H. Longfield, Chairman and Chief Executive Officer of C. R. Bard, Inc., said: "This transaction provides exceptional value for our shareholders. Bard can achieve wider global distribution and recognition as part of the distinguished Tyco Healthcare product lines. Bard's management and Board of Directors are very excited about the new strengths and opportunities that the combination with Tyco Healthcare presents to Bard and its employees."

The transaction, which will be accounted for as a purchase, is contingent upon customary regulatory review and approval by Bard shareholders. The Boards of Directors of both companies have approved the transaction, which is expected to be tax-free to shareholders of C. R. Bard. Under the terms of the agreement, Bard shareholders will receive Tyco stock equivalent to $60.00 for each share of Bard, subject to an adjustment, described in the accompanying summary. The number of Tyco shares they receive will be based on the volume weighted average prices of Tyco shares on the New York Stock Exchange for the five consecutive trading days ending on the third trading day immediately preceeding Bard's shareholders meeting.

Conference Call Information
Tyco will discuss the acquisition during a conference call for investors on Wednesday, May 30, 2001 at 9:00 am EST. The telephone number for US investors is 800-611-1147; international investors should call 612-332-1025. The call can also be accessed live at the following website:
investors.tycoint.com/medialist.cfm.

Replays of the call will also be available beginning on Wednesday, May 30, 2001 at 12:30 pm EST through Tuesday, June 5, 2001 at 11:59 pm EST. US investors should call 800-475-6701; international investors should call 320-365-3844. The access code for all investors is 588714.

About C.R. Bard
C.R.Bard, Inc. (www.crbard.com) headquartered in Murray Hill, NJ is a leading multinational developer, manufacturer and marketer of health care products in the fields of vascular, urology, oncology and surgical specialty products.

About Tyco International
Tyco International Ltd. (NYSE: TYC; LSE: TYI; BSX: TYC) is a diversified manufacturing and service company. Tyco is the world's largest manufacturer and servicer of electrical and electronic components; the world's largest designer, manufacturer, installer and servicer of undersea telecommunications systems; the world's largest manufacturer, installer and provider of fire protection systems and electronic security services, and the world's largest manufacturer of flow control valves. Tyco also holds strong leadership positions in disposable medical products, diagnostic imaging, bulk pharmaceuticals, wound closure, plastics and adhesives. Tyco operates in more than 100 countries and had fiscal 2000 sales of $28.9 billion.

Forward-Looking Information
This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing the following subjects: expected date of closing the acquisition; future financial and operating results; and timing and benefits of the acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for Tyco's acquisition of C.R.Bard, Inc.; failure of the C.R.Bard, Inc. stockholders to adopt the agreement providing for Tyco's acquisition of Bard; the risk that the businesses of Tyco and Bard will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting Tyco's and Bard's businesses generally.

More detailed information about these factors is set forth in Tyco's and Bard's filings with the Securities and Exchange Commission, including Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 and Bard's Annual Report on Form 10-K for the fiscal year ended December 31,2000 and their most recent quarterly reports on Form 10-Q. Tyco and Bard are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                                      # # #

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Tyco International Ltd. and C.R.Bard, Inc. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Tyco and C.R.Bard, Inc. at the Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Tyco or from C.R.Bard, Inc. by directing such request to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, tel: (441) 292-8674; or to C.R.Bard, Inc., Attention: Corporate Secretary, 730 Central Avenue, Murray Hill, NJ, 07974, tel: (908) 277-8000.


C.R.Bard and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of C.R.Bard, Inc.'s stockholders to adopt the agreement providing for Tyco's acquisition of Bard. The participants in this solicitation may include the directors and executive officers of Bard, who may have an interest in the transaction, including as a result of holding stock or options of Bard. A detailed list of the names and interests of Bard's directors and executive officers is contained in Bard's Proxy Statement for its Annual Meeting, held on April 18, 2001, which may be obtained without charge at the Commission's web site at www.sec.gov.


                             See accompanying table

              Tyco International Ltd. (NYSE-TYC, LSE-TYI, BSX-TYC)
               Announces the Merger with C.R.Bard, Inc. (NYSE-BCR)


Transaction Value:        Approximately $3.2 billion.
                          (based on Tyco's May 29, 2001 closing price of $57.00 and the assumption of debt)

Exchange Ratio:TYC Aver. Share Price   BCR per share value    Exchange Ratio
               ---------------------   -------------------    --------------

                 Equal to or greater                          Ratio changes to
                 than $50.00             Fixed at $60.00      maintain $60.00


                 Less than $50.00        (1)                  1.2 shares of TYC
                                                              for each share
                                                              of BCR

(1) BCR value is based on the TYC Aver. Share Price times the exchange ratio.

Anticipated Closing:         Tyco's first fiscal quarter of 2002.

Termination Fee:             $105 million.

Conditions Include:          Approval by BCR shareholders as well as customary
                             regulatory approvals.

Reimbursable Expenses:       Up to $5 million.


                                             www.tyco.com

                                            www.crbard.com